EL CONDOR
2021 Report

Dear investors,

As of the date of this message (2/26/2022), we are finally off the races! El Condor opened the door of its first ever coffee shop on Valentine's Day...

We were hoping we would be able to open by the end of 2021, but some construction delays (lead times and otherwise) forced us to wait a little longer.

The good news is that we built a gorgeous space and put together a solid concept and brand, ready to expand with the right team and organization in place. Guest feedback has also been really positive and revenue numbers are trending in the right direction!

We need your help!

- Share the news of the opening of the coffee shop in West Village, NYC

- Ask all their connections to come visit the coffee shop if they live in the city or whenever they are in town

- Follow and support our efforts on social media (Instagram for the most part)

- Spread the word in terms of our expansion plans and potentially find our future financial partners to do so

Sincerely,

Mucjon Demiraj

COO

Nicolas Simon

CEO

Our Mission

Five years from now, we hope to celebrate the 10th location of our coffee concept and it will have become a recognized brand and household name in that space. These projections cannot be guaranteed.

See our full profile



How did we do this year?

Report Card

A-



















The Good

- Signed a lease for the first coffee shop location.
- Started construction for that store.
- Got ready to launch the concept.

The Bad

- Lead times and other construction issues delayed the opening.
- Ended up spending more anticipated to get to the final result we wanted.
- POB very much tested because of delays

2021 At a Glance

January 1 to December 31

$$$$

$0
Revenue

$0
Net Profit

IOU!

$84,037
Short Term Debt

$297,800
Raised in 2021

$0
Cash on Hand
As of 11/ 1/20

We ❤ Our 126 Investors

Thank You For Believing In Us

Katane Mika
Donald Dumain
Adam Inbar
Steven Markowitz
Michael Hewitt
Bourgeois Nicolas
Come Menage
Salvi MICHEL
Marina Clavere Hopper
Alain Antonelli
Mirjami De Faletans
Thabet Ahmed
Vincent Le Gorrec
Emmanuel Cornet
Alessio Minetto
Rybikowski Stanislas
Federico Colombo
Aldon Noku
Christian Oleas
Anita Girardeau
Rachel Krupa
Carla Moura Pinheiro
Alexandre Talpaert
Antoine Gournac Poli
Linda Duchesne
Bledar Asllani
Dana Lapan
Olivier De Roany
Estelle Bringer
De Colombel
Benjamin Rousseau
Guillem Kerambrun
Remington Bruce
Bruno Riou
Mucjon Demiraj
Monika Moser
Gerald Duzert
Ange Vassal
Daryl Dismond
Melissa Hom
Justin Buzzard Sr.
Manu Guyot
Alba Papadhima
Mathieu Camion
Celine D Hautefeuille
Evelyne Deneys
R. Douglas Haines
Cyril Azam
Claude Roussel
Luca Allegri
Nicolas Hontanx
Kristyna Zechmeisterova
Guy SIMON
Philippe Bertineau
Laurent Deluermoz
Christophe Clarigo
Carielle Angui
Emmanuel Kerrien
Gregoire Briens
Vincent TISSIER
Castelbou Romain
Edouard Helfand
Cecile Bellaiche
Jose Luis Torras
Jonathan Heath
Johanna Carlicchi
Doris Breitruck
Billie Inoue
Azedine Tiarti
David Kaplan
Caroline Simon Toulza
Jean Christophe Lajeunes...
Nicolas Bailet
Mariane Vergassola
Sara Damiani
Amy Falbaum
Pierre Kermanac'h
Nelsie Amar
Sonia Sobral
Frank Schuetzendorf
Denis Nicolas
Eric Beaumard
Michael Dreef
Matteo Ghiringhelli
Georges Safi
Emmanuel Vincent
Christophe Tassan
Stephane M Panier
Valerie Tschiember
Vicki Mapplebeck
Nicolas Combes
Olivier Stip
Raphael Zins
Endrit Meci
Gregoire Briens
Elie Amar
Marjus Lamaj
Sylvain Rivoire
Julie Hong
Daniela Weissinger
Youssef Aderdour
Alexandre Gregoire
Camille CABALE
Plaza Lucile
Tessa Butwin
Sebastien Pourrat
Julien Pradels
James Aaron Hill
Charles Lasvigne
Sandra Schmidt-Stahl
Arnaud Lassaigne
Raphael Chejade-Bloom
Emmanuel Boulot
Hourcade Olivier
Pauline Decaux
Cohen LAURENT
Herve Philippoteaux
Fabrice Bendano
Bruno Vergeynst
Demian Repucci
Marine Chabert
Hiromichi Nakano
Oscar Fontana
Jean Eric. Serge Roine
Adib Nahas
Yanick JETHA

Thank You!

From the El Condor Team

Nicolas Simon
CEO

Mucjon Demiraj
COO

Details

The Board of Directors

DIRECTOR	OCCUPATION		JOINED
Mucjon Demiraj	Wilcuma VP Operations @ Wilcuma		2020
Nicolas Simon	Wilcuma CEO @ Wilcuma		2020

Officers

OFFICER	TITLE	JOINED
Nicolas Simon	CEO	2020

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
Wilcuma, LLC	12,000 Common Units	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2021	$297,800		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Youssef Aderdour		450	Yes
Idenline		600	No
Wilcuma	12,000	10,951	Yes
Custodian	3,000	2,999	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Public health and safety: despite being an everyday top priority and having all measures and practices in place we are not protected from a potential issue that might affect the reputation of the business and its sales. That risk is even more relevant in the current Covid situation the world is dealing with.

Litigation regarding employment practices (despite operating with a strong and lawful HR policy), as well as federal and local regulations might become threats to the business.

Increasing labor costs (such as minimum hourly wage or benefits), as well as utilities, insurance and goods are all expenses that we cannot always monitor when not our own decisions.

The coffee industry is highly competitive, although we have a unique, strong and scalable concept with the right skills and resources to succeed.

Our financial projections and returns on investment cannot be guaranteed despite reasonable and thought-through calculations. Moreover the company has so far no financial or operating history to back up these numbers.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Negative publicity may damage our image. Our transparency as well as a strong digital presence and strategy will be our best assets to control the narrative.

Hospitality in general and restaurants in general are a low-margin and high-risk business with many reasons to fail, especially in a post-Covid environment.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Managing Members of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Managing Members of the Company. If the Managing Members of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Managing Members of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the

Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Managing Members, and the Investor will have no independent right to name or remove an officer or Managing Member of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unit holders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[⊕];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

unrelated third party valuations of our common units;
the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common units;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

El Condor, LLC

- Delaware Limited Liability Company
- Organized September 2020
- 15 employees

245 East 44th Street - 30E
New York NY 10017

https://elcondor.coffee

Business Description

Refer to the El Condor profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

El Condor has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.